GOGOIPO. INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

Index to Financial Statements

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
GoGoIPO. Inc.
Chino Hills, California

We have reviewed the accompanying financial statements of GoGoIPO. Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 11, 2026
Calabasas, CA 91302

GOGOIPO. INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	2,953	$	-
Total Current Assets		**2,953**		**-**
Total Assets	$	**2,953**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities		**-**		**-**
STOCKHOLDERS' EQUITY/DEFICIT				
Common Stock		6,206		-
Preferred Stock		-		-
Accumulated Deficit		(3,253)		-
Total Stockholders' Equity		**2,953**		**-**
Total Liabilities and Stockholders' Equity	$	**2,953**	$	**-**

See accompanying notes to financial statements.

GOGOIPO. INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,		**2025**		**2024**
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross Profit/ (Loss)		**-**		**-**
Operating Expenses				
General and Administrative		3,253		-
Total Operating Expenses		**3,253**		**-**
Operating Loss		**(3,253)**		**-**
Interest Expense		-		-
Other Loss/(Income)		-		-
Loss Before Provision for Income Taxes		**(3,253)**		**-**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	**$**	**(3,253)**	**$**	**-**

See accompanying notes to financial statements.

GOGOIPO. INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2023	**10,000,000**	**$ -**	**-**	**$ -**	**$ -**	**$ -**
Net Income/(Loss)					-	-
Balance—December 31, 2024	**10,000,000**	**-**	**-**	**-**	**$ -**	**$ -**
Shareholder Contribution	-	6,206	-	-		6,206
Net Loss					(3,253)	(3,253)
Balance—December 31, 2025	**10,000,000**	**$ 6,206**	**-**	**$ -**	**$ (3,253)**	**$ 2,953**

See accompanying notes to financial statements.

GOGOIPO. INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (3,253)	$ -
Net Cash Used in Operating Activities	**(3,253)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Contribution	6,206	-
Net Cash Provided by Financing Activities	**6,206**	**-**
Change in Cash	**2,953**	**-**
Cash —Beginning of The Year	-	-
Cash—End of The Year	**$ 2,953**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

GoGoIPO. Inc. was incorporated on March 14, 2022, in the state of California. The financial statements of GoGoIPO. Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chino Hills, California.

GoGoIPO, Inc. is a California-based startup holding company and venture development platform focused on identifying, structuring, and scaling high-potential business ventures under a centralized corporate structure. The Company develops and manages its own operating subsidiaries, emphasizing long-term scalability, disciplined financial management, and capital efficiency. As of the reporting date, GoGoIPO maintains a simplified capital structure with no outstanding stock options, warrants, or convertible instruments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the pre-revenue stage.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely

than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 400,000,000 shares of common stock with no par value. As of December 31, 2025, and 2024, 10,000,000 shares of common stock have been issued and were outstanding.

Preferred Stock
The Company is authorized to issue 100,000,000 shares of preferred stock with no par value. As of December 31, 2025, and 2024, no shares of preferred stock have been issued and outstanding.

4. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025		2024	
Net Operating Loss	$	(971)	$	-
Valuation Allowance		971		-
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025		2024	
Net Operating Loss	$	(971)	$	-
Valuation Allowance		971		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,253. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2025.

7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,253, an operating cash outflow of $3,253 and liquid assets in cash of $2,953, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

8.   SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.